**VOTE ON INTERNET**
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) on July 20, 2026.

**CONTROL #**

**VOTE BY MAIL**
Mark, sign and date your proxy card and return it in the envelope we have provided.

**VOTE IN PERSON**
If you would like to vote in person, please attend the Class B Meeting to be held at 10:00 a.m., local time, on July 22, 2026 (the "Class B Meeting"). The Class B Meeting will be held at our office at Suite 5A, 15/F, Sino Plaza, 255-257 Gloucester Road, Hong Kong.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

**Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.**

## Class B Meeting Proxy Card - Magic Empire Global Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1.**

**PROPOSAL 1: By a resolution of members that the rights of the Class B Ordinary Shares be varied such that each Class B Ordinary Share shall confer upon a member the right to one hundred (100) votes (the "Variation of Class B Ordinary Shares Rights"); and each Class A ordinary share of no par value each of the Company (the "Class A Ordinary Shares") shall continue to confer upon a member the right to one (1) vote and the non-voting ordinary shares of no par value each of the Company (the "Non-voting Ordinary Shares") shall continue to confer no voting right to the holders thereof.**

☐ FOR ☐ AGAINST ☐ ABSTAIN

Note: In her discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual Meeting, or any adjournment or postponement thereof.

**Date** ____________________

**Signature** ______________________________

**Signature, if held jointly** ______________________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT999 90.00

# MAGIC EMPIRE GLOBAL LIMITED
## Class B Meeting
## 10:00 A.M., Hong Kong Time, on July 22, 2026
## (10:00 P.M., Eastern Time, on July 21, 2026)

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

**THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS.**

The undersigned hereby appoints Sze Hon Johnson Chen as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Magic Empire Global Limited which the undersigned is entitled to vote at the Annual Meeting of Shareholders and any adjournments or postponements thereof, as designated below.

**If no designation is made, the proxy, when properly executed, will be voted "FOR" Proposal 1.**

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Magic Empire Global Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer:

Email Address:____________________________________ ☐

**(Please indicate your vote and sign on reverse side)**